Exhibit 99.1

Enlivex Receives Israeli Ministry of Health Approval for the Initiation of a Phase I/II Trial Evaluating Allocetra™ Alone and in Combination with a PD1 Checkpoint Inhibitor in Patients with Advanced Solid Tumors

• Trial builds on encouraging preclinical studies conducted in collaboration with Yale Cancer Center that showed a substantial, statistically significant survival benefit when Allocetra™ was combined with PD1 checkpoint inhibition in a murine model of ovarian cancer

Nes-Ziona, Israel, Aug. 16, 2022 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that the Israeli Ministry of Health (MOH) authorized the initiation of a company-sponsored Phase I/II clinical trial designed to evaluate the safety, tolerability and preliminary efficacy of Allocetra™ alone, and in combination with a PD1 checkpoint inhibitor, in patients with advanced solid tumors.

Einat Galamidi, M.D., Vice President, Medical of Enlivex, stated, “With Allocetra™ treatment, we aim to change the balance of macrophage populations surrounding the solid tumor environment in favor of anti-cancer activity in order to overcome the biological mechanisms underlying checkpoint inhibitor resistance. Collaborative studies with Yale Cancer Center have generated meaningful preclinical data, suggesting we may be successful in these efforts, with Allocetra™ and an anti-PD1 agent synergistically combining, which delivered a statistically significant survival benefit in a murine model of ovarian cancer. We aim to build on these results in our upcoming Phase I/II trial and are pleased that the Israeli Ministry of Health has cleared it for initiation.”

The planned Phase I/II trial is a multicenter, open-label, dose escalation trial that is expected to enroll up to 48 patients with advanced solid tumors across two trial stages. Stage 1 of the trial will examine escalating doses of Allocetra™ monotherapy administered intravenously (IV) or intraperitoneally (IP) once a week for three consecutive weeks. Stage 2 will evaluate escalating doses of Allocetra™ administered IV or IP and combined with anti-PD1 therapy. Patients in Stage 2 will receive three injections of Allocetra™ concomitantly with the studied anti-PD1 agent. The primary objective of the study is to evaluate safety and tolerability throughout the treatment period and through one week after the last administration of Allocetra™. Key secondary endpoints include efficacy assessments, such as best overall response rate, progression-free survival, and overall survival. Changes in immune cell/cytokine profiling in peritoneal fluid will also be assessed as an exploratory endpoint.

The planned study population will be adult patients with advanced, unresectable or metastatic solid tumors that have relapsed or have been refractory to available approved therapies, or patients who are not eligible for, or have declined additional standard-of-care systemic therapy.

Though commercially successful, checkpoint inhibitors have limited efficacy in many cancers, with a 2019 study estimating less than 13% of all U.S. cancer patients responded to these therapies1. This limited efficacy of checkpoint inhibitors in certain solid cancers is linked to tumor mechanisms that facilitate the recruitment of macrophages which become "pro-tumor" tumor associated macrophages (TAMs). The TAMs typically form a physical layer on top of the solid tumor and induce immunosuppression in the solid tumor microenvironment. This hampers the ability of immune cells, which are the effectors of checkpoint inhibitor therapy, to efficiently attack the tumor cells. Moreover, TAMs promote tumor growth and metastasis through various additional mechanisms that contribute to poor clinical outcomes and response to therapy. Previously reported preclinical data from solid tumor models suggest that Allocetra™ has the potential to reprogram pro-tumor macrophages back to their homeostatic state and may thereby promote disease resolution and enhance the efficacy of checkpoint inhibitors and other immunotherapeutic agents.

REFERENCE

1.       Haslam A, Prasad V. Estimation of the Percentage of US Patients With Cancer Who Are Eligible for and Respond to Checkpoint Inhibitor Immunotherapy Drugs. JAMA Netw Open. 2019 May 3;2(5):e192535. doi: 10.1001/jamanetworkopen.2019.2535. PMID: 31050774; PMCID: PMC6503493.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as "unmet medical needs", as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit  http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com